EXHIBIT 99.1

Re:      Terminating Services Agreement with Eurocom

Ramat Gan, Israel – April 4, 2018 – B Communications Ltd. (the “Company”) (NASDAQ Global Select Market and TASE: BCOM):

On June 15, 2017, the Company’s shareholders re-elected Mr. Or Elovitch as a director of the Company. At the same Meeting, the Company’s shareholders approved, with the required special majority, a services agreement between the Company and Eurocom Communications Ltd. (“Eurocom”), the Company’s controlling shareholder (the “Services Agreement”). The Services Agreement provides that the Company will pay Eurocom for the services provided by each of the directors nominated by Eurocom a sum equal to the “Fixed” statutory amount of the compensation paid to External Directors as defined and in accordance with Israeli law and regulations. In addition, pursuant to the approved Services Agreement, the Company pays for legal services provided by Eurocom. The legal services’ portion of the Services Agreement was terminated January 31, 2018.

On February 7, 2018, the Company’s Board of Directors appointed Adv. Ami Barlev to serve as a director and as Acting Chairman of the Company’s Board of Directors until the next annual shareholders’ meeting.

The Company hereby announces that Eurocom and the Company have agreed to terminate, with immediate effect, the Services Agreement.

The Company’s Compensation Committee and Board of Directors have confirmed, among other things, that upon termination of the Services Agreement, Messrs. Or Elovitch and Ami Barlev will be entitled to compensation as directors pursuant to the “Fixed” statutory amount in accordance with the Companies Regulations (Rules Regarding Compensation and Expenses for an External Director) 5760-2000 (the “Compensation Regulations”), for companies within the range of the Company’s size. In addition, the directors will be entitled to receive reimbursement of expenses in accordance with the provisions of the Compensation Regulations, to receive coverage under the insurance policy that applies to all of the Company’s directors and officers, and to receive indemnification letter as given to all of the Company’s directors and officers.

Mr. Barlev’s compensation is effective starting February 7, 2018. The compensation of Mr. Or Elovitch is effective starting April 1, 2018.

The approval was granted in accordance with regulations 1a (2) and 1b (a) (3) of the Companies Regulations (Easements in Transactions with Interested Parties), 5760-2000.

Basis for the Compensation Committee and Board of Directors’ approval:

1. The compensation is identical to the compensation paid to the other directors of the Company, including the external directors, and it does not exceed the maximum amount prescribed in the Compensation Regulations.

2. The terms of the compensation are consistent with the provisions of the Company’s compensation policy, as approved by the shareholders of the Company.

3. The compensation reflects fair and reasonable compensation in light of the effort required of a director in fulfilling his duties, in view of the extent of his involvement in the Company and in light of the responsibility involved in this position in a Company at this size.

4. The indemnification letters to directors and officers alongside D&O liability insurance is common practice by public companies and is intended to enable directors and officers to act effectively, subject to the limitations of the law.

Forward-Looking Statements

This Report may contain forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications’ filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.